SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. __)

                      AMERICAN BANK NOTE HOLOGRAPHICS, INC.
                                (Name of Company)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of class of securities)

                                    024377103
                                 (CUSIP Number)

                               MICHAEL J. HARKINS
                            LEVY, HARKINS & CO., INC.
                        570 LEXINGTON AVENUE, 27th FLOOR
                               NEW YORK, NY 10022
                                 (212) 888-3030
           (Persons Authorized to Receive Notices and Communications)
                               September 30, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 0247377103              Schedule 13D                Page 2 of 12 pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Levy, Harkins & Co., Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,864,456
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,864,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,864,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, BD & CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0247377103              Schedule 13D                Page 3 of 12 pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Gracy Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,864,456
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,864,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,864,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC, PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0247377103              Schedule 13D                Page 4 of 12 pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Edwin A. Levy
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, OO, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,864,456
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,864,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,864,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0247377103              Schedule 13D                Page 5 of 12 pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Michael J. Harkins
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,864,456
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,864,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,864,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0247377103              Schedule 13D                Page 6 of 12 pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     James Lebenthal
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF, OO, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,864,456
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,864,456
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,864,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0247377103              Schedule 13D                Page 7 of 12 pages

ITEM 1. SECURITY AND COMPANY.

      The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of American Bank Note Holographics, Inc. (the "Company"), a Delaware corporation.. The principal executive offices of the Company are located at 2 Applegate Drive, Robbinville, New Jersey 08691.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is filed on behalf of: (a) Levy Harkins & Co., Inc. ("Levy Harkins"); (b) The Gracy Fund, L.P. (the "Gracy Fund"); (c) Edwin A. Levy ("Levy"); (d) Michael J. Harkins ("Harkins"); (e) James Lebenthal ("Lebenthal"). (Levy Harkins, The Gracy Fund, Levy, Harkins and Lebenthal may be referred to collectively as the "Reporting Persons").

      Levy Harkins is a corporation incorporated under the laws of Delaware. Levy Harkins is an investment adviser and broker-dealer registered with the Securities and Exchange Commission. It is principally involved in the business of providing investment advisory services to clients through the management of separate discretionary investment accounts.

      The Gracy Fund is a limited partnership formed under the laws of Delaware. The Gracy Fund is a private investment company principally involved in the business of investing in securities for its own account.

      Edwin A. Levy is a U.S. citizen whose principal occupation is acting as the Chairman of Levy Harkins and a general partner of The Gracy Fund.

      Michael J. Harkins is a U.S. is a U.S. citizen whose principal occupation is acting as the President of Levy Harkins and a general partner of The Gracy Fund.

      James Lebenthal is a U.S. citizen whose principal occupation is acting as the Chief Financial Analyst of Levy Harkins and a general partner of The Gracy Fund.

      The address of the principal office of each of Levy Harkins, The Gracy Fund, Levy, Harkins and Lebenthal is 570 Lexington Avenue, 27th Floor, New York, NY 10022.

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officer and directors, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of Levy, Harkins and Lebenthal has investment discretion over various investment accounts managed by Levy Harkins. Each shares the others power to dispose or direct the disposition of shares of Common Stock owned by the managed accounts with the owners of

CUSIP No. 0247377103              Schedule 13D                Page 8 of 12 pages

those managed accounts because the owners of the managed accounts may be deemed beneficial owners of the shares as a result of their right to terminate the discretionary account with 60 days. Levy, Harkins and Lebenthal together also have investment discretion over the portfolio investments of The Gracy Fund. Each, as a general partner, shares with the others the power to dispose or direct the disposition of shares of Common Stock owned by The Gracy Fund.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The 1,864,456 shares of Common Stock reported herein by the Reporting Persons were acquired in open market transactions. Those shares of Common Stock were acquired with the investment funds of the separate accounts managed by Levy Harkins, the working capital of The Gracy Fund and the personal funds of Levy and Lebenthal, which may at any given time include funds borrowed on margin in the ordinary course and on customary terms and conditions. The amount of funds expended by Levy Harkins, The Gracy Fund, Levy and Lebenthal, for such purchases was $3,273,468, including the cost of commissions and other execution related costs.

ITEM 4. PURPOSE OF THE TRANSACTION.

      Each of the Reporting Persons acquired the Company's Common Stock for investment purposes in the Reporting Person's ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of the securities, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate those alternatives, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

      Consistent with their investment research processes, the Reporting Persons may engage in communications regarding such matters with management or Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans or make other proposals, and take such actions concerning their investment in the Company, including any or all of the actions set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 0247377103              Schedule 13D                Page 9 of 12 pages

      The Reporting Persons do not have any arrangements, understandings or agreements with or obligations to each other concerning the foregoing, and may act together or independently in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Persons may be deemed to beneficially own collectively an aggregate of 1,864,456 shares of Common Stock, representing approximately 9.75% of the 18,910,000 shares of Common Stock outstanding as of September 30, 2006 (the "Issued and Outstanding Shares"). The Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Persons.

      Levy Harkins has shared beneficial ownership of 1,446,156 shares of Common Stock representing approximately 7.6% of the Issued and Outstanding Shares by virtue of its management of the accounts for clients owning those shares and may be deemed to share beneficial ownership of 418,300 shares of Common Stock beneficially owned by The Gracy Fund, Levy, and Lebenthal, for total beneficial ownership of 1,864,456 shares of Common Stock, equal to 9.75% of the Issued and Outstanding Shares.

      The Gracy Fund has record ownership and shared beneficial ownership of 294,500 shares of Common Stock representing approximately 1.5% of the Issued and Outstanding Shares by virtue of its ownership of those shares and may be deemed to share beneficial ownership of 1,569,956 shares of Common Stock beneficially owned by Levy Harkins, Levy and Lebenthal, for total beneficial ownership of 1,864,456 shares of Common Stock, equal to 9.75% of the Issued and Outstanding Shares.

      Levy has record ownership of 117,600 shares of Common Stock representing approximately .6% of the Issued and Outstanding Shares by virtue of his ownership of those shares and may be deemed to share beneficial ownership of 1,746,856 shares of Common Stock beneficially owned by Levy Harkins, The Gracy Fund and Lebenthal, for total beneficial ownership of 1,864,456 shares of Common Stock, equal to 9.75% of the Issued and Outstanding Shares.

      Harkins may be deemed to share beneficial ownership of 1,864,456 shares of Common Stock beneficially owned by Levy Harkins, The Gracy Fund, Levy and Lebenthal equal to 9.75% of the Issued and Outstanding Shares.

      Lebenthal has record ownership of 6,200 shares of Common Stock representing approximately 0.033% of the Issued and Outstanding Shares by virtue of his ownership of those shares and may be deemed to share beneficial ownership of 1,858,256 shares of Common Stock beneficially owned by Levy Harkins and The Gracy Fund, for total beneficial ownership of 1,864,456 shares of Common Stock, equal to 9.75% of the Issued and Outstanding Shares.

      For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, i.e., Levy Harkins as an investment advisor; Levy, Harkins and Lebenthal as general partners of The Gracy Fund; Levy and Harkins as controlling owners of Levy Harkins; and Lebenthal as Chief Financial Analyst of Levy Harkins, they each may be deemed to own beneficially (under Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"))

CUSIP No. 0247377103              Schedule 13D               Page 10 of 12 pages

all shares of Common Stock that are owned beneficially and directly by Levy Harkins and The Gracy Fund. Levy Harkins, The Gracy Fund, Levy, Harkins and Lebenthal disclaims beneficial ownership of such shares for all other purposes.

      The responses of the Reporting Persons to (a) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (b) Item 5(a) above are incorporated herein by reference.

      Except  as  set  forth  above,  no  Reporting   Person  has  effected  any
transaction in shares of Common Stock during the 60 days preceding the date hereof.

      No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement on
Schedule 13D, except (i) the dividends or proceeds from the sale of shares of Common Stock reported by the investment accounts managed by Levy Harkins, may be distributed to the applicable clients, and (ii) the dividends or proceeds from the sale of shares of Common Stock in The Gracy Fund, which may be distributed to the applicable limited partners in accordance with their respective limited partnership interests in the Fund.

      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Under Rule  13d-1(k)  promulgated  under the Exchange  Act, the  Reporting
Persons have entered into an agreement for the joint filing of this statement and any amendments to it, a copy of which is attached as Exhibit 1 and incorporated herein by reference.

      Other than as described in this statement there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between those persons and any other person concerning any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement for Joint Filing of Schedule 13D, dated October 9, 2006, among Levy Harkins, The Gracy Fund, Levy, Harkins and Lebenthal.

CUSIP No. 0247377103              Schedule 13D               Page 11 of 12 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2006

                                            LEVY HARKINS & CO., INC.

                                            By:      /s/ Michael J. Harkins
                                                     --------------------------
                                            Name:    Michael J. Harkins
                                            Title:   President


                                            THE GRACY FUND, LP


                                            By:      /s/ Edwin A. Levy
                                                     --------------------------
                                            Name:    Edwin A. Levy
                                            Title:   General Partner


                                                     /s/ Edwin A. Levy
                                            ------------------------------------
                                            Name:    Edwin A. Levy


                                                     /s/ Michael J. Harkins
                                            ------------------------------------
                                            Name:    Michael J. Harkins


                                                     /s/ James Lebenthal
                                            ------------------------------------
                                            Name:    James Lebenthal

CUSIP No. 0247377103              Schedule 13D               Page 12 of 12 pages

                                    Exhibit 1

                   Agreement for Joint Filing of Schedule 13D
                              Dated October 9, 2006

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

                                            LEVY HARKINS & CO., INC.


                                            By:      /s/ Michael J. Harkins
                                                     --------------------------
                                            Name:    Michael J. Harkins
                                            Title:   President


                                            THE GRACY FUND, LP


                                            By:      /s/ Edwin A. Levy
                                                     --------------------------
                                            Name:    Edwin A. Levy
                                            Title:   General Partner


                                                     /s/ Edwin A. Levy
                                            ------------------------------------
                                            Name:    Edwin A. Levy


                                                     /s/ Michael J. Harkins
                                            ------------------------------------
                                            Name:    Michael J. Harkins


                                                     /s/ James Lebenthal
                                            ------------------------------------
                                            Name:    James Lebenthal